Exhibit 99.6

ANNOUNCEMENT

Perdigão S/A announces that the work of repairing its agribusiness complex in Rio Verde, Goiás, will begin on Monday (March 23) and that operations will be resumed in a week’s time.

The fire which spread through the facility was brought under control on Saturday night by the State Fire Brigade with the help of dozens of industrial brigades from the surrounding region and Perdigão’s employees.

When the fire broke out at around 9:00 a.m., the facility was fully operational. The company’s fire brigade, made up of the plant’s own employees, immediately evacuated the three thousand workers who were in the complex at the time in accordance with the unit’s evacuation plan. There were no casualties.

Throughout the operation, special care was taken to isolate the ammonia storage tanks and there is no risk of leakage according to the security teams involved in dealing with the aftermath of the blaze.

Throughout Sunday, the company’s engineering safety teams, accompanied by members of the Fire Brigade, have been carrying out a careful examination of the installations affected by the fire, and discovered that there were still some focal points in the distribution center, all of which are rigorously under control.

The company is awaiting the eradication of the last vestiges of the fire in order to gauge the full impact of the accident. However, according to the initial investigation, it would appear that the distribution center, adjacent to the industrial complex, was worst hit.

The  non-toxic smoke still covering the location is entirely due to the burning of finished products stored in the distribution center.

The Rio Verde Agribusiness Complex is covered by several insurance policies, including for lost earnings, and the company is awaiting the police report and the outcome of  insurance companies’ for the corresponding compensation of damage.

Supply to the plant’s domestic and export market clients will not be affected since production in the company’s other facilities will be duly adjusted to meet this demand.

Several internal and external teams are already being mobilized to begin the repair work, so that the plant can return to operations as quickly as possible, a process we expect to begin gradually as of March 30.

As for the Complex’s employees, whose work will be temporarily interrupted, those not involved in the repair work may be relocated to other company processing facilities near Rio Verde. There will be no need for dismissals.

Perdigão would like to express its sincere gratitude to the governor of Goiás state, Alcides Rodrigues, to the State Fire Brigade for its effort and commitment, to the brigades of other companies for their invaluable help and to its own employees for their crucial support. Thanks to the dedication of all of these people, the damage was kept to a minimum. And we also cannot forget the solidarity shown by the local community at this critical moment.

Perdigão has a history of overcoming adversity thanks to the hard work and dedication of its workforce, which is undoubtedly the company’s greatest asset. And this time will not be different.

São Paulo (SP), March 22nd, 2009.

José Antonio do Prado Fay

CEO, Perdigão Companies